Type 1 Media, Inc.
5959 Spring Garden Road, #1507
Halifax, NS, Canada B3h 1Y5

August 12, 2013

VIA EDGAR
Larry Spirgel, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Type 1 Media, Inc. Registration Statement on Form S-l Filed July 1, 2013 File No. 333-189731

Dear Mr. Sprigel:

We are in receipt of your comment letter dated July 23, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We respectfully advise the Staff that we have provided copies of all written communications presented to potential investors. We have not published or distributed any research reports.

2.
We note that the shares being registered for resale represent almost all of your outstanding common shares held by non-affiliates. Due to the significant number of shares being registered, it appears that the selling stockholders may be acting as conduits for the company in an indirect primary offering. If the offering is a primary offering, you must fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters on the prospectus cover page. In the alternative, provide an analysis of why you believe this is not an indirect primary offering, taking into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 214.02, available at http://wvw.sec.gov/divisions/corpfin/guidance/safinteip.htm, as well as any other factors you deem relevant.

Response: Although we understand the Commission’s general position with respect to registering large percentages of issuer’s shares compared to the number of shares held by non-affiliates (over 33% of the number of non-affiliate shares), we believe that our given set of circumstances is extraordinary enough to permit the registration of additional shares in a secondary offering pursuant to Rule 415.  For the following reasons, we would like the Staff to re-evaluate the Company’s position:

1)	The majority of shareholders purchased the Company’s securities for investment purpose and have held the securities for since March 2013.

The selling shareholders are primarily investors that purchased the securities in a common stock offering by the Company held from March through June 2013 for their own account.  Since that time, the purchasers of the securities bore the market risk for the securities and continue to bear the risk of their investment. The Company will not receive any benefit from the sale of these securities. The Investors are not in the business of underwriting securities and each Investor represented and warranted that they purchased the securities for their own account, not as a nominee or agent, and they are not broker-dealers.  The investors are not in the business of underwriting and will not underwrite the securities.

2)	The investment risk is solely placed on such shareholders and they bear the entire market risk.

In addition, the Company issued the common stock in a prior private offering. The offering is completed and not resettlable. The investment risk is solely placed on such selling shareholders and they bear the entire market risk of recovering their investment through the sale of their securities.

3)	The majority of selling shareholders are not affiliated with the Company or each other.

We have a total of 32 selling shareholders and none of the selling shareholders has held a position as an officer or director of the Company, nor has any material relationship of any kind with the Company.  The selling shareholders are not likely to act as a conduit for the Company in the offering covered by this prospectus.

Looking at the above circumstances as a whole, the foregoing selling shareholders have purchased their shares for their own account, they bear all the risk in the resale of these securities, and they are not acting as a conduit for the Company. We would like to urge the Staff to review these facts and circumstances and agree with the Company that this offering is not an indirect primary offering. This offering is a secondary offering and the Company should not be considered as underwriters in this offering.

Calculation of Registration Fee

3.	We note your disclosure in footnote 2 that your shares will be offered at a fixed price of $0.10 per share. Please revise to reflect the offering price of $0.05 per share.

Response: In response to the Staff’s comment, we have revised the disclosure in footnote 2 to reflect the offering price of $0.05.

4.	Please delete the redundant paragraph on the bottom of page 2.

Response: In response to the Staff’s comment, we have removed the redundant paragraph on the bottom of page 2.

Prospectus Cover Page

5.
Pursuant to Item 501 (b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

Response: As requested in your letter, we have inserted the maximum net proceeds ($35,000.00) that the selling shareholders will receive in this offering on page 3 of the Registration Statement.

6.
Please prominently disclose that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i). Also, revise your disclosure throughout your prospectus, including in your risk factors, to account for the implications of being designated a shell company.

Response: We respectfully advise the Staff that we are not a shell company. Type 1 Media has a specific business plan and is moving forward with our business operations. Specifically, while in the development stage, we are proceeding with our business plan of obtaining sponsorships and creating the Welcome to Type 1 documentary.

The Welcome to Type 1 team is currently in the process of filming the documentary will finish much of the current stage of filming by the end of August 2013. As such, the absolutely necessary work that remains consists largely of editing this recorded content and updating and upgrading the website. Should we fall short of our sponsorship targets we will nonetheless complete a dozen new videos and the documentary in 2014, such that content will continue to flow out into the type 1 community, sponsors may take more and more notice of the Company, and we expect to have more success in obtaining sponsors. Our output content, to an extent, is dependent upon sponsor revenues, however we have provided enough flexibility in our sponsor contracts so that we can fulfill the obligations of our current contracts with our current operating budget and any future sponsorships will potentially make for a larger  project, but obtaining fewer sponsorship dollars will not  defeat our project.

In addition, our Jonathan White, our President, has been in discussions with various companies at 2013 conferences including the American Diabetes Association Scientific Sessions, the Children with Diabetes Friends for Life Conference, and will soon be attending the the Insulindependence Diabetes and Sport Conference. We have already secured two of the anticipated nine sponsorship blocks described in our business plan.

Over the next 12 months the Welcome to Type 1 project will focus on (1) completing a reasonably comprehensive video library on the website that will serve as a resource for people new to type 1 diabetes, and (2) driving traffic to the website. Concerning Part 1, we estimate that we will add five hours of content to the already existing five hours on the website. At present we have the Diabetes Chalk Talks and a few other videos, which cover much of the basic technical information needed by people new to the condition. In the next 6 months we will focus on producing content role-modeling psychological approaches to the condition and supportive family behaviors. We have already filmed about 2/3 of this content, but our process of editing that content into usable videos will be quite lengthy as we are working primarily from raw, unscripted interviews and must assemble these into something meaningful for our audience. We expect to finish most of our filming and editing within the first 6 months, then shift our attention to Part 2, driving traffic to the website.

Part 2 of our plan of operations will involve some updates and edits to the current website, using search engine optimization and online advertising, driving traffic via our sponsors and via organizations with goals similar to ours, attempting to have our site linked from WebMD, attempting to have our site linked from Wikipedia, visiting diabetes educators to teach them about the resource, and visiting endocrinology clinics to teach them about the resource. The Company hopes to achieve the last two objectives with the assistance of the American Diabetes Association and the American Association of Diabetes Educators, both of whom have expressed interest in having us provide education to their members. We will make early efforts to set up trips to educate health-care providers in various locations, then we will fill the time in between with more flexible tasks such as search-engine optimization and website updates.

Prospectus Summary, page 6

7.	Please revise your disclosure here to reflect that your company is a successor to Make Good Media.

Response: We hereby advise the Staff that we have revised our disclosure in the Prospectus Summary to reflect that we are a successor to Make Good Media.

8.
Please provide a brief summary of your business model, including the estimated costs to produce your Welcome to Type 1 documentary and develop and host your related website over the next twelve months. Explain your sponsorship model and how you expect to generate revenue. Moreover, explain why you are seeking only nine sponsorships for your Welcome to Type I documentary.

Response: In response to the Staff’s comment, we have added a brief summary of our business model, including the costs of production and an explanation of the sponsorship model on page 6.

9.	Please disclose in your summary that your auditor has expressed concern about your ability to continue as a going concern.

Response: As requested in your letter, we have revised our Prospectus Summary to disclose that our auditor has expressed concern about our ability to continue as a going concern.

10.
Disclose whether the company, the company's officers and directors, any company promoters, or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company.

Response: We hereby advise the staff that the Company, the Company’s officers and directors, any Company promoters, or their affiliates, intend for the Company to be used as a vehicle for a private company to become a reporting company. We have no intention to enter into a reverse merger, consolidation or business combination with any entity in an unrelated industry.

The Offering, page 7

11.	Please revise your disclosure to specify that the selling shareholders will sell their shares in accordance with the terms of the prospectus, including selling their shares at a fixed price.

Response: In response to the Staff’s comment, we have revised our disclosure to specify that the selling security holders will sell their shares in accordance with the terms of the prospectus and will sell their shares at $0.05 per share.

Risk Factors, page 8

12.
We note that your officers and directors have no experience with accounting or preparing financial statements. Please disclose that fact as a risk factor.

Response: In response to the Staff’s comment, we have revised our Risk Factors to include that our officers and directors lack experience in public company accounting and preparation of financial statements on page 14. We also advised that if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting which, in turn, could harm our business and the trading price of our common stock.

13.
Please provide risk factor disclosure regarding the apparent lack of experience of your officers and directors in running a public company that is reporting company with the Securities and Exchange Commission.

Response: As requested in your letter, we have revised our Risk Factors to disclose that our management has limited experience in managing a public company and its failure to comply with regulatory matters including reporting requirements could harm our business on page [14]. We also disclosed that Jonathan White, our President, will rely heavily on legal counsel and accounting professionals to help with our future SEC reporting requirements in the foreseeable future.

Our Business Model Relies.... page 8

14.	We note your statement that you may "not be able to obtain the nine desired blocks." Please clarify, if true, that you mean that you may not be able to sell all of your proposed sponsorships.

Response: We have revised the disclosure to clarify that we meant that we may not be able to sell all of our proposed sponsorships.

Reporting Requirements Under the Exchange Act.... page 11

15.
We note your disclosure that the costs of your reporting obligations could be "several hundred thousand dollars per year." However, on page 9, you disclose that you expect that your public company reporting costs will be $25,000 per year. Please reconcile.

Response: We have respectfully revised our disclosure that we expect the cost of our reporting obligations to be $25,000 per year.

We are an "Emerging Growth Company".... page 12

16.	We note that this risk factor is redundant with the risk factor "We are an 'Emerging Growth Company,' and..." on page 10. Please address this redundancy.

Response: In response to the Staff’s comment, we have addressed the redundancy by replacing the risk factor regarding our status as an “Emerging Growth Company” on page 10 with the one on page 10.

We will have broad discretion.... page 14

17.
We note your statement that you will have broad discretion of the use of proceeds from this offering. Since only your stockholders are selling in this offering, you will not receive any proceeds. Please advise.

Response: In response to the Staff’s comment, and because only our stockholders are selling in this offering, we have removed the risk factor stating that we will have broad discretion over the use of proceeds.

Description of Business, page 20

18.
Please revise to provide a plan of operations for your next 12 months. The plan of operations should discuss the time, costs and steps involved to execute on your business plan and develop your products and services. Your plan of operations should be reasonably detailed and include a discussion of the material expenses you expect to incur in connection with your operations, including administrative, marketing and sales activities. Please include a discussion of the assumptions underlying your plan of operations.

Response: In response to the Staff’s comment, we have added the below Plan of Operations for our next 12 months on page 27:

“Over the next 12 months the Welcome to Type 1 project will focus on (1) completing a reasonably comprehensive video library on the website that will serve as a resource for people new to type 1 diabetes, and (2) driving traffic to the website. Concerning Part 1, we estimate that we will add five hours of content to the already existing five hours on the website. At present we have the Diabetes Chalk Talks and a few other videos, which cover much of the basic technical information needed by people new to the condition. In the next 6 months we will focus on producing content role-modeling psychological approaches to the condition and supportive family behaviors. We have already filmed about 2/3 of this content, but our process of editing that content into usable videos will be quite lengthy as we are working primarily from raw, unscripted interviews and must assemble these into something meaningful for our audience. We expect to finish most of our filming and editing within the first 6 months, then shift our attention to Part 2, driving traffic to the website.

Part 2 of our plan of operations will involve some updates and edits to the current website, using search engine optimization and online advertising, driving traffic via our sponsors and via organizations with goals similar to ours, attempting to have our site linked from WebMD, attempting to have our site linked from Wikipedia, visiting diabetes educators to teach them about the resource, and visiting endocrinology clinics to teach them about the resource. The Company hopes to achieve the last two objectives with the assistance of the American Diabetes Association and the American Association of Diabetes Educators, both of whom have expressed interest in having us provide education to their members. We will make early efforts to set up trips to educate health-care providers in various locations, then we will fill the time in between with more flexible tasks such as search-engine optimization and website updates.

As a small company we are fortunate to be nimble in our actions and budgeting. Concerning the latter, if we don’t attain our sponsorship targets we can downsize production accordingly so that we will still achieve the same ends, but only to the extent our budget will allow. The current budget for the next 12 months is divided into three main departments and estimates website production costs for the next 12 months at $105,500 (Design: $14,000, Development: $51,000, Promotion: $27,500, Administration: $13,000), video production costs at $164,950 (Pre-Production: $12,000, Production: $32,450, Post-Production: $52,500, Distribution: $68,000), and operating costs at $178,601 (Salaries: $110,000, Travel: $26,500, Office: $21,201, Promotion: $20,900).

This plan of operations assumes that the original sponsorship target of $540,000 is met, minus the $90,000 that has already been obtained and spent. Should we obtain fewer sponsorships than expected, we will adjust our budget, starting with video post-production effects and titles, which can easily be easily substituted with more generic titles and effects.”

Material Agreements, page 21

19.	Please file a copy of your Animas Canada Agreement pursuant to Item 601 (b)(10) of Reg. S-K.

Response: In response to the Staff’s comment, we have attached the Animas Canada Sponsorship Agreement as Exhibit 10.2. We have also updated Item 16. Exhibits and Financial Statement Schedules to reflect the inclusion of the agreement as Exhibit 10.2.

Our Business Strategy, page 21

20.
We note that your "business model is based on receiving funding from sponsors." Based on your disclosure, it appears you are offering nine sponsorship blocks at $60,000 per block until 2014. Please explain to us why you have decided to fund your Welcome to Type 1 documentary through selling "sponsorship blocks" rather than other forms of financing, such as debt or equity. Moreover, please explain why you decided to allocate your funding between nine sponsorship blocks, rather than some other number, and how you determined the per block price.

We note that, on page 23, you describe certain benefits that owners of the sponsorship blocks will receive. For example, sponsorship block owners will receive a 1 minute information video in the "Special Features" section of the Welcome to Type 1 documentary. Please tell us whether the sponsors will receive any other direct benefits from their sponsorship other than recognition and favor for their products through product placement. Please tell us whether your sponsors will receive any direct or indirect income from the company or benefit from any revenue generated by your operations.

In addition, please tell us your plan for selling your remaining sponsorship blocks, including your plans for marketing such sponsorship blocks. Moreover, please describe generally the types of entities you intend to approach regarding sponsorships and whether you have a pre-existing relationship with the entities you expect to purchase sponsorship blocks.

Response: In response to the Staff’s comment, we have included the below discussion regarding our sponsorship model on page 23:

“Other than those listed above, Sponsors will not receive any other direct benefits than recognition in our content and information about their products and services being conveyed to people and families newly diagnosed with type 1 diabetes. Sponsors will not receive any direct or indirect income from Type 1 Media or benefit from any revenue generated by our operations. It would not make any kind of sense to take money from sponsors then give some of it back to them.

Our sponsorship model is based on the fact that companies who create medicines and products for people and families new to type 1 diabetes want to reach these people and inform them about their products in the first few weeks after diagnosis. It is during the first few weeks that individuals newly diagnosed with type 1 diabetes make the decisions regarding treatment including what insulin they will use, what blood glucose meter they will use, what insulin pump they will use, and what pharmacy they will use. In many cases these products and services are quite similar across the different brands, so the companies fight for brand loyalty and recognition. This choice is very important to the insulin companies, blood glucose meter companies, insulin pump companies, and pharmacy companies, because once a person or family starts with one brand, they seldom switch because products and services are very similar, and because there are barriers to switching. These barriers include learning to use a new type of insulin, or blood glucose meter, or insulin pump, or pharmacy system; changing over one’s prescriptions and methods of obtaining the needed supplies; and changing over one’s routine in self-management. Simply put, barring major innovations, there is seldom enough reason to switch once you get used to one particular insulin, blood glucose meter, insulin pump, or pharmacy.

The primary reason to try to sell a sponsor block to nine separate companies was that these companies routinely try to infiltrate endocrinology clinics (diabetes medical centers) on their own with information about their products, and the clinics have become resistant to anything that comes in with one company’s logo on it. However, we surmised that if we had nine company logos on our DVD, website, and information, the clinics would see our project as an industry collaboration, lending it credibility and decreasing the concern that one particular company was trying to manipulate their patients.

We chose to fund our project through the use of sponsors rather than through debt or equity because debt would involve incurring undesirably bank debt and the equity would involve selling parts of our Company, which we did not feel was in the Company’s best interest. We considered both all three alternatives, specifically equity, but in the end decided that our business plan was strong enough and our obtaining sponsorships was likely enough that there was no sense in further complicating the management of our Company.”

We have also added the below disclosure in the “Sponsorshp and our Mandate” section on page 24:

“As of the date of this Prospectus, we have sold two of the nine available sponsorship blocks. We hope to sell our remaining sponsor blocks to insulin companies ( such Lilly, Novo Nordisk, Sanofi), blood glucose meter companies (such as Bayer, Abbott, Roche, LifeScan), insulin pump companies (such as OmniPod, Asante, Tandem), or pharmacies (such as CVS, Walmart, Walgreens). Jonathan White has attended a number of 2013 conferences including the American Diabetes Association Scientific Sessions, the Children with Diabetes Friends for Life Conference, and will soon go to the Insulindependence Diabetes and Sport Conference in order to reach out to potential sponsors.

Several insulin companies have expressed interest in purchasing sponsorship blocks larger than $60,000, including blocks ranging from $150,000 to $350,000.  This has caused our management team to begin drafting tentative sponsor contracts for those amounts. The basic structure of the sponsor block will remain the same, including the company’s product’s presence in the media content and logo on the site, however we will simply give them much more presence. Type 1 Media and Jonathan White do not have a pre-existing relationship with the companies we expect to purchase sponsor blocks or pre-existing relationship with Medtronic, which has  already purchased a  half-block.”

Market for Common Equity and Related Stockholder Matters, page 27

21.	Please disclose the number of record holders as of the date of the prospectus.

Response: We hereby advise the Staff that we have disclosed that as of the date of this registration statement, we have 33 holders of our common stock.

Consolidated Financial Statements. F-l
Note 1. Organization and Operations. F-7
Type 1 Media. Inc.. F-7

22.
We note from your disclosures that Type 1 Media, Inc. issued an aggregate of 5 million shares of common stock to the President of Make Good Media for all of the "outstanding rights." Please revise to clarify the nature of the outstanding rights acquired.

Response: In response to the Staff’s comment, we have revised the disclosure in Note 1 to our Consolidated Financial Statements to clarify that the 5 million shares of common stock were issued as founders shares and not for the outstanding rights of Make Good Media.

Management's Discussion and Analysis of Financial Condition and Result of Operations, page 28

Results of Operations, page 28

23.
We note that you present a discussion of operations for the period from January 12, 2012 to December 31, 2012.   We note; however, that January 12, 2012 is the date that Media Type, Inc. was organized and not that of the registrant, which now includes your Predecessor. Please revise.

Response: We hereby advise the Staff that we have revised the Results of Operations to include the period from October 28, 2009 (Inception) through December 31, 2013.

24.
The first sentence in the first paragraph states that you have generated no revenues to date. This is inconsistent with the first sentence in the second paragraph and in your audited financial statements for the year ended December 31, 2012, in which you disclose revenues of $44,006. Please revise.

Response: In response to the Staff’s comment, we have revised the first paragraph to clarify that we generated no revenues for the periods ended March 31, 2013 and March 31, 2012.

Liquidity and Capital Resources, page 29

25.
Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. In this regard, we note that as of March 31, 2013, you have accounts payable outstanding in the amount of $78,073. Include a discussion of management's viable plan for overcoming your financial difficulties and describe in detail your cash requirements for the next twelve months.

Response: In response to the Staff’s comment we have added a disclosure to discuss the issuance of a going concern opinion by the auditor. We have also included a discussion of the management’s plan for overcoming our financial difficulties and described our cash requirements for the next twelve months.

Contractual Obligations, page 30

26.
We note your disclosure that you have received two sponsorships for 2013. First, you disclose elsewhere that each sponsorship is $60,000, but here you say that these sponsorships were for an aggregate of $90,000. Please explain. Second, Item 303(a)(5) of Reg. S-K requires tabular disclosure of specified contractual obligations. Please expand your disclosure to describe the nature of the disclosed contractual obligations, including what specified category they fall within.

Response: In response to the Staff’s comment, we have expanded the disclosure of our Contractual Obligations to clarify that the two sponsorship commitments we received are are from Animas Canada and Medtronic Canada. Both are Canadian companies, but as Welcome to Type 1’s largest current audience is in the USA, given the English-language content, both Medtronic Canada and Animas Canada (owned by Johnson & Johnson) the Company is in the process of working with the Americna counterparts of these sponsors to help secure some of the contracted funds. Medtronic Canada has, to date, paid $30,000 of their $60,000 sponsorship obligation and Dr. White is continuing to work with Medtronic USA to cover the commitment initially made by Medtronic Canada. Should Medtronic USA not cover the remaining $30,000 commitment made by Medtronic Canada, Medtronic Canada will receive a half-block sponsorship by providing half of the presence on our website and in our videos of a normal sponsor block.

Directors. Executive Officers. Promoters and Control Persons, page 30

27.	Please revise your director and officer biographies to describe the business experience of each person over the past five years, including their relationships, if any, with your predecessor.

Response: We hereby advise the Staff that we have revised the biographies of our directors and officers to describe the business experience of each over the past five years, including any relationship with our predecessor.

Independence of The Board of Directors, page 34

28.	We note your statement that your "common stock is listed" on the OTC Bulletin Board.

We note that issuers may not apply to list their securities on the OTC Bulletin Board. Rather, a market-maker must file an application on the issuer's behalf for its securities to become eligible for trading on the OTC Bulletin Board. Please revise.

Response: We hereby advise the Staff that we have revised the disclosure to state that Although our common stock is not listed on a public exchange, we will be filing to obtain a quotation on the OTCBB concurrently with the filing of this prospectus. In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTC Bulletin Board, nor can there be any assurance that such an application for quotation will be approved.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 34

29.	Please revise your disclosure to reflect that Type 1 Media is a Delaware, rather than Nevada, corporation.

Response: We have revised the disclosure of Commission Position on Indemnification of Securities Act Liabilities on page 35 to reflect that we are a Delaware, rather than Nevada, corporation.

Part II Information Not Required in the Prospectus, page 37

30.	Please revise your other expenses table to provide your estimated costs per line item.

Response: In hereby advise the Staff that we have revised our expenses table to include the estimated costs per line item.

Exhibits

31	We note that the third paragraph of exhibit 5.1, your counsel repeats the phrase "common stock." Please revise and refile.

Response: Our counsel has revised the third paragraph of Exhibit 5.1, which we have refilled with this Amendment.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Type 1 Media, Inc.

By:	/s/ Jonathan White
Name: Jonathan White
Title: President